Exhibit 1.02

AIR PRODUCTS AND CHEMICALS, INC.

CONFLICT MINERALS REPORT

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Air Products and Chemicals, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products containing minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, containing Conflict Minerals necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013 (the “Covered Products”).

The Company is a Delaware corporation originally founded in 1940 that serves energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions, including atmospheric gases, process and specialty gases, performance materials, equipment, and services. The Company’s products fall within four business segments: Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy. The Merchant Gases segment supplies oxygen, nitrogen, argon, carbon dioxide, helium and hydrogen, and select medical and specialty gases to industrial and medical customers. The Tonnage Gases segment supplies large volume or “tonnage” quantities of industrial gases, including hydrogen, syngas, carbon monoxide, oxygen and nitrogen. The Electronics and Performance Materials segment offers high-purity gases, specialty chemicals and materials and delivery systems. The Equipment and Energy segment designs and manufactures cryogenic equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction, and helium distribution, and serves energy markets in a variety of ways.

The Company began implementing compliance with the Rule by determining which products manufactured by the Company contained Conflict Minerals necessary to the functionality or production of the product. The Company determined that over 90% of its revenue is generated by products that inherently do not contain Conflict Minerals. These products are industrial gases (nitrogen, oxygen, argon, hydrogen and helium) and most specialty gases/chemicals. Less than 10% of the Company’s revenue is generated by products which may contain Conflict Minerals. This 10% of the Company’s revenue is primarily made up of two product categories: Consumable Products and Equipment Products. The Consumable Products potentially containing Conflict Minerals are manufactured by the Electronic and Performance Materials segment. The Equipment Products potentially containing Conflict Minerals are the equipment products manufactured by the Company to support the delivery and management of gases and chemicals to generate atmospheric gases.

The Company sells approximately 1767 Consumable Products and custom variations of approximately 23 Equipment Product groups which are designed and manufactured to meet its customers’ requirements. The Company reviewed each of its Consumable Products to determine whether they were Covered Products by conducting a review of the specifications and manufacturing process for each of the Company’s Consumable Products. This review identified 30 Consumable Products believed to contain Conflict Minerals that are necessary to the functionality or production of the product. With respect to its Equipment Products, each business area of the Company identified the Equipment Product Manager for each Equipment Product group. The Equipment Product Managers reviewed the Bill of Materials for each of the Products to identify the components either containing or having the potential to contain Conflict Minerals which are necessary to the functionality or production of the product. The Equipment Product Managers identified approximately 450 different Equipment Product components believed to contain Conflict Minerals that are necessary to the functionality or production of the product.

The Company’s Reasonable Country of Origin Inquiry

For each of the Covered Products, a good faith Reasonable Country of Origin Inquiry (“RCOI”) was conducted. The RCOI was reasonably designed to determine whether any of the Conflict Minerals contained in the Covered Products originated in the Covered Countries and whether the Conflict Minerals originated from recycled or scrap sources. However, the Company’s supply chains with respect to its Covered Products are complex and there are many third parties in the supply chains between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, or smelters and must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. The Company has taken steps to identify or encourage its suppliers to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. Due to the breadth and complexity of the Covered Products’ supply chain, it will take time for many of the Company’s suppliers to verify the origin of all the Conflict Minerals used in the Covered Products.

Following the Company’s RCOI, the Company identified two Covered Products whose necessary Conflict Minerals the Company knows or has reason to believe may have originated in a Covered Country.1 The following table provides the details of the two Covered Products the Company determined to contain Conflict Minerals that may have originated in the Covered Countries, as required by the Rule.

[1]	On an ongoing basis throughout 2013 as new products were determined to contain Conflict Minerals that are necessary to the functionality or production of the product, a RCOI was completed. However, for purposes of the due diligence required for the 2013 filing, any information which the Company received after February 28, 2014 will be investigated and reported in the Form SD for the calendar year 2014.

Product (2)	Conflict Mineral Contained in the Covered Product	Smelter Names and ID Numbers		Countries of Origin of the Conflict Mineral

Product A	Tin	Minsur: Malaysia Smelting Corporation (MSC): PT Bukit Timah: Thaisarco:	2PER109 2MYS016 2IDN032 2THA046	Peru, Indonesia, Australia, Democratic Republic of the Congo and Rwanda

Product B	Tungsten	Xiamen Tungsten Co. Ltd.: Xiamen Tungsten (HC) Co. Ltd.:	4CHN014 4CHN028	Australia, Bolivia, Brazil, Burundi, Canada, China, Columbia, USA, Mexico, Nigeria, Russia, Rwanda, Spain, Thailand, Vietnam

(2)	For purposes of this disclosure the Company has not named Product A or Product B. Both Product A and Product B are Consumable Products.

For these two Covered Products, the Company has conducted supply chain due diligence to determine if the Conflict Minerals financed or benefitted armed groups in the Covered Countries.

The Company’s Due Diligence Process

The Company conducted supply chain due diligence for Products A and B in accordance with the framework of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas; Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), on the source and chain of custody of the Conflict Minerals contained in the Covered Products. The OECD Guidance provides a five step framework for risk based due diligence in the mineral supply chain. The five steps are (1) establish strong company management systems, (2) identify and assess risks in the supply chain, (3) design and implement a strategy to respond to identified risks, (4) carry out an independent third party audit of the smelter/refiners due diligence and (5) report on supply chain due diligence.

Step 1: Establish Strong Company Management Systems

A.	Adopt and commit to a supply chain policy for minerals originating from conflict-affected and high-risk areas.

The Company adopted a policy relating to Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy states:

Air Products is concerned that the trade of conflict minerals mined in the eastern provinces of the Democratic Republic of the Congo (DRC) may be fueling human rights atrocities in the region. These minerals and their refined metals—tantalum, tin, tungsten and gold (3TG)—are widely used in the end markets served by Air Products. As a result, we support the actions of governments and organizations to increase supply chain transparency and enable companies to source conflict-free minerals.

On August 22, 2012, the U.S. Securities and Exchange Commission (SEC) approved the final rule regarding the sourcing of conflict minerals under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under this rule, publicly traded companies must report to the SEC the presence of conflict minerals originating in the DRC or adjoining countries in the products they manufacture or contract to manufacture if the conflict minerals are necessary to the functionality or production of a product. These reports must be filed annually by May 31st beginning in 2014.

Over 90 percent of Air Products’ offerings (by revenue) do not contain 3TG minerals. For our other products including equipment, specialty gases and chemicals we have developed a process to determine which products contain 3TG minerals and are working to ensure the source is from conflict free mines.

Air Products is committed to sourcing materials from companies that share our values around human rights, ethics and environmental responsibility. We expect our suppliers to comply with our Code of Conduct and meet our sustainability expectations, including Conflict Free sourcing. Likewise we support industry efforts such as the Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) to enable companies to source conflict-free minerals.

Air Products will address any concerns about or potential violations of this policy, which can be reported through our IntegrityLine. We will disclose our progress in implementing this conflict minerals policy through public reporting, including our website, annual sustainability report, and SEC reporting.

The Company has posted its Conflict Minerals Policy on both the Company’s internal and external websites and provides a grievance mechanism through its IntegrityLine for employees to report any potential violations of the Company’s Conflict Minerals Policy.

B.	Establishment of an Internal Team to Support the Conflict Minerals Program.

In 2013, the Company assigned a full time management employee with expertise in the Company’s Electronics business3 and later hired a Source Regulatory Compliance Manager to implement the Company’s compliance with the Rule (the “Conflict Minerals Program”). The individuals report to a Director in the Company’s Energy and Materials Group who reports to the Vice President—Energy and Materials.

[3]	This individual has now retired.

The Company also established a Conflict Minerals Steering Committee (“CMSC”). The CMSC includes members from the Legal Department, the Sustainability Department, and Energy and Materials Process Enablement. The CMSC oversees a program management office (“PMO”) to maintain the Conflict Minerals Program parameters including the scope and development of effective processes and tools required to comply with the Rule. The CMSC provides updates to the senior management including to the Corporate Compliance and Risk Committee (“CCRC”). The CCRC is appointed by the Audit Committee of the Company’s Board of Directors and is chaired by the Company’s Senior Vice President, General Counsel and Chief Administrative Officer. CCRC members include the Company’s Senior Vice President and Chief Financial Officer, the Company’s Vice President, Treasurer and Chief Risk Officer, the Company’s Senior Vice President, Supply Chain, the Director of Internal Audit and the Corporate Secretary and Chief Governance Officer. The CCRC reports regularly to the Audit Committee of the Board of Directors.

The PMO is responsible for communicating critical information regarding the Conflict Minerals Program to the Company’s employees and suppliers. In 2013, the PMO reached out to all of the Company’s business leads to provide training on the Rule, the importance of the Conflict Minerals Program and the processes which would be utilized for compliance with the Rule. The PMO also created webinars to educate the Company’s employees about the Conflict Minerals Program.

C.	Establishment of Control Systems.

The Company does not have a direct relationship with its Conflict Minerals smelters and mines, but is engaged and actively cooperates with other major manufacturers in the chemicals industry and other manufacturing sectors. The Company leverages the following industry-wide initiatives to understand and evaluate upstream actors in the supply chain:

•	Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) referred to as: Conflict Free Sourcing Initiative (“CFSI”); and

•	International Tin Research Institute (ITRI) Tin Supply Chain Initiative (iTSCi).

The Company established a Conflict Minerals data management and record retention program. The Company created a “Master Supplier Database” which is utilized to manage supplier contact information and to send an initial request for information from the suppliers including the Conflict Minerals Reporting Template (“CRMT”), used by the Company to survey suppliers to determine the country and smelter of origin of Conflict Minerals and a Conflict Minerals Survey. The Master Supplier Database is hosted on the Company’s Conflict Minerals Program SharePoint site (an internal Company share site). The Equipment Product supplier survey responses and CMRTs are stored on Ariba®, a web based survey tool. The Consumable Product supplier survey responses and CMRTs are stored on the Company’s Conflict Minerals Program SharePoint site. The Source Regulatory Compliance Manager is responsible for the management of the Conflict Minerals SharePoint site, the Master Supplier Database and the Conflict Minerals information stored on the Aribia® tool.

As part of the Company’s RCOI, the Source Regulatory Compliance Manager uses the Conflict Free Sourcing Initiative’s CMRT to collect information on all countries of origin for each smelter/refiner in the supply chain of any Conflict Mineral used in the Company’s Covered Products. This information is evaluated to determine if any “red flags” require further due diligence. These “red flags” trigger a deeper analysis by the Source Regulatory Compliance Manager and include:

•	The Conflict Minerals originate from or have been transported through a Covered Country;

•	The Conflict Minerals are claimed to originate from a country that has limited known reserves, resources or production capabilities for the Conflict Mineral in question; and/or

•	The Conflict Minerals are claimed to originate from a country in which minerals from conflict-affected and high-risk areas are known to transit.

During the RCOI, the Source Regulatory Manager identified “red flags” with respect to two of the Company’s Consumable Products. When the “red flags” were identified, a cross functional team was formed to implement an action plan and to conduct supply chain due diligence. In addition, the Source Regulatory Compliance Manager notified the Conflict Minerals Steering Committee of the red flags.

D.	Engagement of Suppliers.

The Company engages its suppliers who have been identified as providing the Company with materials that either contain or potentially contain Conflict Minerals which are necessary to the functionality or production of the Company’s Covered Products. The Company has developed a section of its website specifically for its suppliers to utilize to understand the Company’s expectations of all its suppliers, including Conflict Free sourcing, http://www.airproducts.com/company/supplier-information.aspx. The website includes the Company’s Conflict Minerals Policy and states the Company’s expectation that suppliers will comply with its Code of Conduct and meet its sustainability expectations, including Conflict Free sourcing. In addition, the PMO provides the Company’s suppliers with information and links to the Conflict Free Sourcing Initiative (“CSFI”) website which provides information regarding the Conflict Free Smelter Program, a Conflict Minerals Reporting Template and other educational materials. The Company also provides information to suppliers on the International Tin Research Institute (“ITRI”) “iTSCi Bag and Tag Program” which provides independent third party verification of the Conflict Free status of minerals mined in the Conflict region. Finally, the Company is in the process of implementing new provisions for its supply contracts that will be used prospectively for new and renewed contracts and will require suppliers to provide supply chain transparency about the source of any Conflict Minerals.

E.	Company Grievance Mechanisms.

The Company has established a mechanism whereby any interested party (i.e., affected persons, whistle-blowers, employees and/or suppliers) may voice their concerns regarding circumstances of mineral extraction, trade, handling and export in conflict-affected and high risk areas. Such concerns, along with potential violations of the Company’s policies may be reported through the Company’s IntegrityLine which is administered by a third party, Global Compliance. From the United States, the IntegrityLine may be accessed either through a call in number 877-272-9726 or through the Integrity Website https://www.airproductsintegrity.com/. From outside the United States, employees and suppliers may find instructions to through https://www.airproductsintegrity.com/.

Step Two: Identify and Assess Risks in the Supply Chain.

The Company utilized two different approaches based on the Company’s position in the supply chain for each of its affected product groups to identify and assess risks in the supply chain, one for its Consumable Products which are gases and chemicals sold to various industries and one for its Equipment Products sold to customers to manufacture or manage gases.

With respect to its Consumable Products, there are relatively few steps between the Company’s direct suppliers and the smelters / refiners. For Consumable Products, (1) the Company requested the suppliers of identified products containing Conflict Minerals to complete a CMRT for the products being supplied; (2) the Company reviewed the completed CMRT to determine the Country of Origin (“COO”) of the supplied product to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries; and (3) for any product identified as sourced from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries, the Company conducted further due diligence on the supply chain. The Company’s due diligence included reliance on work conducted by the CFSI, specifically the Conflict-Free Smelter Program (“CFSP”), which offers an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with current global standards. The Company received CMRT responses from 100% of its direct suppliers.

The Company’s Equipment Products containing Conflict Minerals are typically assembled from a large number of generic components. Due to the complexity of these Equipment Products, and the depth, breadth and turnover of equipment supply chains, the Company has found it difficult to identify actors upstream from its direct suppliers. Given that the Company is further downstream in the supply chain than for Consumable Products, the supply base for Equipment Products is much broader and more complex than for Consumable Products, and many of the Company’s direct suppliers are not United States publicly traded corporations and thus are not subject to the Rule, the Company utilized a different due diligence approach. The Company obtained manufacturer and/or supplier Conflict Mineral contact information for the Covered Products and requested all such manufacturers and/or suppliers of the products to complete an online Conflict Mineral Survey and to complete a CMRT for the products supplied. The Company sent 447 Conflict Mineral Surveys and received 212 completed Conflict Mineral Surveys. The Company reviewed the completed Conflict Minerals Survey and CMRTs in order to determine the COO of the product and to identify any supplier sourcing from the Covered Countries or any supplier the Company had reason to believe is sourcing from the Covered Countries. If a supplier responded that it could not determine the source of the Conflict Minerals or that it does not source from the Covered Countries, no additional due diligence was performed for 2013. If a supplier did not respond to the request to complete the Conflict Minerals Survey, the Company sent the supplier a second request to participate in the online Conflict Minerals Survey. Also, for strategic large suppliers who did not respond, the Company sent a follow up letter and sought to contact the supplier by telephone.

For both its Consumable Products and its Equipment Product suppliers, the Company relies on the information the suppliers provide regarding Conflict Minerals. Likewise, the Company’s direct suppliers are reliant upon information provided by their suppliers. The Company uses the information suppliers provide to assess the potential supply chain risk and any potential adverse impact. The Company also used information gathered by industry associations with a presence in the Covered Countries to evaluate its supply chain risk and supply alternatives.

When the Company determined that further supply chain due diligence was required on the two Covered Products which contained Conflict Minerals potentially originating in the Covered Countries, the Company took additional steps to determine whether the smelters/refiners in the supply chain sourced from Conflict Free sources. First, with respect to Product A, which contains tin, the Company contacted the supplier to determine the actual origin of the Conflict Minerals supplied to the Company and researched the smelter used by the supplier which was located in a Covered Country on the Compliant Tin Smelter List posted on the CFSI website. The Company determined that the smelter identified was listed as a “compliant” smelter. The Company performed no further 2013 due diligence for Product A. The Company is evaluating the consistency across time periods of the Compliant Tin Smelter List and its associated reliability, and whether further due diligence is needed with respect to this Product.

Second, for Product B which contained tungsten, the Company contacted the supplier to determine the actual origin of the Conflict Minerals supplied to the Company and reviewed the Compliant Tungsten Smelter List posted on the CFSI website, determining that no tungsten smelters were listed as “compliant”. Then, the Company requested that the supplier provide the COO for each shipment of Product B shipped to the Company. The supplier worked closely with the smelter and provided the Company with the requested COO documentation. After further research, the Company informed the supplier that it would only accept Conflict Minerals from the Covered Countries which originate from the Democratic Republic of the Congo or Rwanda and meet the iTSCi (ITRI Tin Supply Chain Initiative) Bag and Tag certification program which is focused on upstream companies and supports smelters to comply with the OECD Due Diligence Guidance. The iTSCi Bag and Tag Program helps provide supply chain transparency by providing chain of custody data collection (traceability), risk assessment and independent third party audits, and currently is an acceptable industry standard.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.

For risks identified as a part of the due diligence process, the Company has developed a risk management plan to address the areas of potential concern. The Conflict Mineral Steering Committee is made aware of any potential risks identified. The following steps summarize the risk management plan:

•	A cross functional team will be assembled to assess the potential business risk. Depending on the product group containing the risk, the team will be formed with representatives most familiar with the product design and manufacturing requirements including supplier qualification and evaluation.

•	The cross functional team will evaluate the business risk and assess the corrective action options. Each identified risk will have a unique approach developed by the cross functional team, depending on the nature of the identified risk and the supply options available. For example, for the two products that were found to have the potential to contain minerals sourced from the Covered Countries, the suppliers were engaged in the process to evaluate what steps were required to ensure compliance with our Conflict Free sourcing policy. In addition to engaging our suppliers in the process, we used the work completed by the CFSI Conflict Free Smelter Program. For Product A, we learned that the smelter our supplier was using was included on the CFSI Compliant Tin Smelter List. This reduced / eliminated the risk that the origin of the Conflict Mineral was being supplied by a mine supporting armed conflict, although we are continuing to evaluate the risk. For Product B which was found to contain Conflict Minerals sourced from the Covered Countries, we followed a similar due diligence process to review the work completed by the CFSI Conflict Free Smelter Program. For Product B, we learned that no smelters had been validated or listed by the CFSI on the Compliant Tungsten Smelter List. In this case, our risk mitigation effort identified a certification process (iTSCi Bag and Tag) used by upstream suppliers, smelters and refiners, to ensure minerals entering into the supply chain from areas of conflict are certified as conflict free. We worked collaboratively with our supplier to ensure any material entering into our supply chain is conflict free and, if originated from a Covered Country, met the iTSCi Bag and Tag certification.

•	For our Equipment Products where there is limited transparency into the supply chain, we expect our suppliers to work collaboratively with us to ensure the supply chain is Conflict Free. This means we expect suppliers to demonstrate their willingness to help support the determination of the Conflict status.

•	In the event a supplier does not demonstrate the willingness to comply with our Conflict Free Sourcing Policy, the Company will identify alternative sources of supply known to be Conflict Free and will qualify these sources to ensure we are able to be compliant with our Conflict Free Policy. At this time, the Company has had no instances where it was necessary to terminate a contract or to find a replacement supplier.

•	Senior management is advised of any material business risks identified with respect to Covered Products.

Step 4: Conducting independent third party audit of supply chain due diligence at identified points in the supply chain.

Due to the complexity of its supply chains, the Company does not have direct relationships with Conflict Minerals smelters and refiners and does not perform or direct audits of these entities within its supply chain. The Company does support and leverage audit work conducted by the CFSI to comply with the OECD Guidance to conduct independent third party audits. The CFSI has implemented a Conflict Free Smelter program and has been conducting mineral audits for several years. As a part of the Conflict Free Smelter Program, the CFSI publishes a list of all smelters that have been audited and validated as “Conflict Free”. The Company also collaborates with other industry associations as well as with its suppliers and customers to validate information obtained from several different sources.

Step 5: Report on supply chain due diligence.

The Company has filed its Form SD and Conflict Minerals Report to report on its supply chain due diligence.

Steps the Company Intends to Take In Order To Mitigate Risk

After exercising the due diligence described above, the Company was unable to determine whether the Covered Products with Conflict Minerals potentially originating in Covered Countries qualify as “DRC Conflict Free” as defined under the Rule. Accordingly, the Company has determined that each of these Covered Products is “DRC Conflict Undeterminable” as defined in the Rule.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the Conflict Minerals contained in the Company’s Covered Products finance or benefit armed groups in the Covered Countries:

•	Provide training support to the Company’s direct and indirect Equipment Products suppliers in order to try to increase the Equipment Products supplier response rates and seek to identify alternative sourcing strategies where those suppliers are not supportive of the Company’s supply chain transparency objectives;

•	For suppliers identified during the RCOI process to be supplying materials from Covered Countries, to develop a unique supply chain risk mitigation plan to ensure those suppliers are sourcing Conflict Free or identify alternative sourcing strategies; and

•	To participate in industry wide initiatives to develop programs targeted at providing supply chain transparency.